

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Maximo Nougues
Chief Financial Officer
Puma Biotechnology, Inc.
10880 Wilshire Boulevard, Suite 2150
Los Angeles, California 90024

   Re: Puma Biotechnology, Inc.
     Registration Statement on Form S-3
     Filed July 2, 2021
     File No. 333-257687

Dear Mr. Nougues:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Laura Crotty at 202-551-7614 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Oliver Cohen, Esq.